Exhibit 99.8

CONSENT OF INDEPENDENT ACCOUNTING FIRM

April 28, 2021

The Board of Directors

Curaleaf Holdings, Inc.

We hereby consent to the filing with this Annual Report on Form 40-F being filed by Curaleaf Holdings, Inc. (the “Company”) with the United States Securities and Exchange Commission of:

●	our report, dated March 11, 2021, on the consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of profits and losses, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, (collectively the “Report”), included in this annual report on Form 40-F (the “Form 40-F”).

We also consent to the incorporation by reference of the Report into Registration Statements No. 333-250071 on Form S-8 and No. 333-249081 on Form F-10 of the Company and any amendments thereto.

We also consent to the use of our names in reference to the Report included in the Form 40-F, the Registration Statements listed herein, and any amendments thereto.

Yours very truly,

/s/Antares Professional Corporation

Chartered Professional Accountants

Erkin Atakhanov, CPA, CA

Managing Director

Calgary, Alberta